Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Gerdau” or "Company") informs its shareholders and the market in general that, on this date, the Company and its subsidiary Gerdau Aços Longos S.A. entered into an Agreement with the Conselho Administrativo de Defesa Econômica (“CADE”), subject to judicial approval, related to Administrative Process No. 08012.004086/2000-21, which aims to investigate alleged anti-competitive practices in the steel rebar production market.

The aforementioned Agreement does not delve into the merits of the alleged conduct under investigation in the mentioned administrative process, nor should it be interpreted as an admission by Gerdau of any irregularity or wrongdoing.

As a result of the agreement with CADE, the parties have settled to terminate the legal actions and their related appeals. Gerdau has committed to pay the amount of R$256,099,475.18 to the Fundo de Defesa de Direitos Difusos, in accordance with Law No. 14,973, dated October 17, 2024. The payment will be in cash using available resources.

São Paulo, December 30, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer